UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

On August 31, 2010, Asia Entertainment and Resources Ltd. (the “Company”) issued a press release (the “Press Release”) correcting certain information contained in a press released issued by the Company on August 30, 2010 reporting unaudited and reviewed financial results for the quarter and six-months ended June 30, 2010. The correction pertains to the cash flow and balance sheet highlights comparisons to the prior year period.

The prior version reported cash used in operations was $37.2 million, rather than the corrected $34.7 million. Additionally, the prior version reported that the cage capital was up 6.2% from $69.0 million in the first quarter of 2010, rather than the corrected increase in cage capital which was up 34% from $54.6 million in the first quarter of 2010.

A corrected version is as follows:

Cash Flow and Balance Sheet Highlights

Turning to the cash flow statement, cash used in operations was $34.7 million for the six-months ended June 30, 2010, which includes the cash used for markers of $62.4 million. As of June 30, 2010, total available cage capital was approximately $73.3 million. The total available cage capital is comprised of markers receivable of $62.4 million and cash, cash chips and non-negotiable chips of $10.9 million. AERL’s related parties have provided financing of approximately $48.8 million.

Total available cage capital at the end of the second quarter was approximately $73.3 million, up 34% from $54.6 million in the first quarter of 2010.

A copy of the Press Release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits

Exhibit Number	Exhibit Name
99.1	Press release dated August 31, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 1, 2010	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Name
99.1	Press release dated August 31, 2010